UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41872

DDC Enterprise Limited

368 9th Ave., New York, NY 10001 USA

+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Information Contained in this Form 6-K Report

When used in this Form 6-K (this “Report”), unless otherwise indicated, the terms, “DDC,” “Company,” and “we” refer to DDC Enterprise Limited.

Appointment of New Advisory Directors

On September 25, 2025, Dave Chapman and Jay Steinback were appointed to the Advisory Board of DDC.

Mr. Dave Chapman, aged 44, is a distinguished pioneer and thought leader in the digital asset industry with over a decade of experience shaping the evolution of blockchain and fintech markets. He was Co-Founder of OSL Group (HKSE: 0863), a leading digital asset and fintech company where he played a pivotal role in driving institutional adoption, regulatory compliance, and the firm’s growth into a highly respected market participant. Since discovering Bitcoin in 2012, Mr. Chapman has been a vocal advocate for raising industry standards related to transparency, compliance, and security, helping to promote broader institutional acceptance.

His entrepreneurial ventures include co-founding ANX International, a prominent blockchain solutions provider, and Octagon Strategy, Asia’s largest over-the-counter digital asset trading platform. Mr. Chapman presently serves on the Advisory Board of Hex Trust, a fully licensed digital asset custodian, providing strategic guidance on regulatory and operational matters.

Before dedicating his career to the digital asset ecosystem, Mr. Chapman held senior roles at leading international financial institutions, including HSBC, Credit Suisse, Barclays Capital, ABN AMRO, and Bear Stearns. His expertise broadly encompasses risk analysis, trading platform development, and institutional client engagement, enabling him to bridge traditional finance and emerging digital markets effectively.

In addition to his professional achievements, Mr. Chapman is actively engaged in philanthropic activities. He serves as a Board Director of the Cambodian Children’s Fund, supporting initiatives in education and healthcare for disadvantaged youth. He also volunteers as a swim coach with the Splash Foundation, an organization focused on empowering domestic helpers through community swimming programs that build confidence and social inclusion.

Mr. Jay Steinback, age 47, is an accomplished entrepreneur and operator with more than 30 years of experience scaling and exiting companies across the retail, real estate, and technology sectors. He began his career at Rothman Furniture Stores, a Midwest retail chain founded by his grandfather, advancing from top salesperson to Chief Technology Officer and subsequently Chief Executive Officer by age 30. Mr. Steinback led the company through significant technological modernization and a complex family buyout, culminating in a successful private equity exit in 2019.

Following this, Mr. Steinback founded VUE Enterprises, a vertically integrated real estate platform encompassing brokerage, mortgage, and title services, distinguished by proprietary technology, where its brokerage operation ranked among the top five in its local market within three years. In 2022, Mr. Steinback co-founded yWhales, a Web3 innovation and venture platform, followed by FinRamp and LaunchXR. He directed business development and strategic partnerships, successfully scaling these ventures into independent companies prior to their sale to a strategic buyer in 2025.

Mr. Steinback contributes to the entrepreneurial ecosystem as a founding board member of Arch Grants, a venture-backed startup incubator. He is also an active member of the Entrepreneurs’ Organization and Young Presidents’ Organization, where he co-chairs the Frontier Technology Network, underscoring his commitment to fostering innovation and community development.

As of the date hereof, there are 9,999,199 Class A ordinary shares issued and outstanding.

Entry into a Material Definitive Agreement

As of the date hereof, there are 9,999,199 Class A ordinary shares issued and outstanding.

On September 26, 2025, DDC entered into a Waiver and Forbearance Agreement (the “Agreement”) with each purchaser party to the Company’s previously disclosed Securities Purchase Agreement, dated June 16, 2025 (the “SPA”), and Anson Investments Master Fund L.P., as collateral agent for the purchasers (the “Agent”). The Agreement relates to the Company’s senior secured convertible notes and warrants previously issued pursuant to the SPA and certain related documentation. Capitalized terms not otherwise defined herein shall have the meaning set forth in the SPA.

Pursuant to the Agreement, the Purchasers and Agent have agreed to temporarily forbear from exercising legal remedies relating to certain breaches under the notes and Transaction Documents for a period of fifty-six (56) days from the date of the Agreement, or until the earliest of certain specified termination events (the “Forbearance Period”). During the Forbearance Period, the Company and the Agent intend to negotiate and implement amendments to the Transaction Documents to address the breaches.

In consideration of the waiver and forbearance, the conversion price formula for each Note will be amended to lower the conversion price from 94% of the lowest volume-weighted average price (“VWAP”) in the ten (10) trading days preceding conversion to 88% of the lowest VWAP in the twenty (20) trading days preceding conversion. Additionally, the Company has agreed to issue new warrants to the Purchasers, doubling the warrant coverage to 70% from 35% for both the initial notes previously issued, and any additional notes to be issued, pursuant to the SPA. The Company also agreed to promptly cure previously identified collateral account breaches and provide evidence of such remediation to the Agent and Purchasers.

Further, the Company has agreed to file a new registration statement within fifteen (15) days from the date of the Agreement to cover resale of shares underlying the newly issued warrants, additional warrants, and an aggregate of 11,567,380 Conversion Shares issuable upon exercise of the Notes.

Other than as expressly modified by the Agreement, the Company’s obligations under the Transaction Documents remain in full force and effect.

Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “in the process of,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, completion of the reverse split and removal of the trade halt are forward-looking statements. DDC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about DDC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: DDC’s Bitcoin strategy; DDC’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to DDC’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in DDC’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and DDC undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited

Date: September 26, 2025	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

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